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                                                                    EXHIBIT 6.22


                              EMPLOYMENT AGREEMENT
                              (JAMES W. BLAISDELL)


         This Employment Agreement (the "Agreement") is executed as of this 2nd day of March, 2000, by and between Qorus.com, Inc., a Florida corporation ("Employer"), and James W. Blaisdell ("Employee").

         1. Employment. Employer hereby employs Employee, and Employee hereby agrees to said employment in accordance with the other terms and conditions set forth herein.

         2. Term. Employment shall commence as of the date hereof and continue through approximately three (3) years until December 31, 2003, unless otherwise terminated pursuant to the terms hereof. At the end of the term, the employment relationship shall automatically terminate without notice.

         3. Duties. Employee shall serve as Executive Chairman of the Board of Directors and Chief Executive Officer of Employer and shall be subject to the control of the Board of Directors. Employee shall devote substantially all of his time and effort to the business of Employer in that capacity. Employment hereunder shall constitute Employee's exclusive employment relationship during the term of this Agreement.

         4. Compensation.

            (a) Base Salary Compensation. Employee shall receive a base salary of $250,000.00 per year.

            (b) Bonus Compensation. Employee shall be eligible to receive annually an incentive bonus ("Bonus") of up to 50% of his base salary upon achieving certain business and performance goals as set forth and agreed to by the Employee and the Board of Directors. The Bonus shall be determined by the Board of Directors based on its review of all relevant information, including the Employee's performance.

            (c) Payment. Salary and Bonus payments shall be made pursuant to Employer's standard payroll practices unless otherwise agreed by the parties. All compensation paid to Employee under this Agreement shall be subject to the usual and customary federal and state tax withholding and other employment taxes as legally required with respect to compensation paid by Employer to its salaried personnel generally. Such Bonus shall be paid by Employer to Employee within sixty (60) days of the accountant's completion of the Company's annual financial statements or receipt of end-of-the-year results, whichever the Employer determines as appropriate as the case may be.

            (d) Stock Options. Employee shall be eligible to participate in Employer's Stock Option Plan whereby you will be granted stock options to purchase 660,000 shares for the option price of $1.25 per share, with options for 330,000 shares vesting on the date of this Agreement and

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the balance vesting in equal amounts (110,000) over the next three (3) years on the anniversary date of this Agreement, or a change of control of the Employer, whichever occurs first. For purposes of this provision, "change of control" shall mean (i) the acquisition of more than 50% of the outstanding voting stock of Employer by any person or group (other than stockholders of the Employer on the date of this Agreement) which is accompanied by a change in the composition of the Board (as constituted on the day immediately preceding such acquisition) as to a majority of its members within thirty (30) days following the occurrence of such acquisition or (ii) a transaction in which substantially all of the consolidated assets of the Company are sold. In addition to these options, Employee shall be eligible for other incentive-based awards, and it is anticipated that options comprising ten percent (10%) of the Company shall be set aside for senior management and employees.

         5. Benefits. Employee shall receive benefits currently enjoyed by other senior executives employed by Employer as outlined on Exhibit A hereto.

         6. Employee Representations. Employee hereby represents and warrants to Employer that:

            (a) the execution, delivery and performance of this Agreement by Employee do not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Employee is a party or is presently bound; and

            (b) Employee is not a party to or bound by any employment agreement, non-competition agreement or confidentiality agreement with any other person or entity, which shall adversely affect either his ability to perform his duties under this Agreement or to implement his proposed business plan for Employer.

         7. Business Expenses. Employer shall reimburse Employee for all reasonable business expenses incurred by Employee in connection with his employment in accordance with Employer's policy after receipt of vouchers, receipts or other appropriate documentation. Employee shall be expected to perform his duties without the benefit of a company credit card. Employee shall be provided with a laptop computer and mobile telephone and other such mobile business equipment as is reasonably necessary to carry out his duties. Employee shall also be provided on a non-exclusive basis with office space in the Washington, D.C. area, which space shall be used only for Employer's business.

         8. Vacation. Employee shall be entitled to an annual vacation of not more than four (4) weeks. Scheduling of each vacation shall be with the consent of Employer, which shall not be unreasonably withheld. For the first year, Employee shall be permitted to carry over four (4) full weeks of vacation into the following year. Thereafter, Employee shall be required to take all of his vacation each year or forfeit such time.

         9. Term of Employment. The term of the Employee's employment shall commence on the date of this Agreement and shall continue for the period set forth in Paragraph 2 above unless sooner terminated as hereunder provided:

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            (a) "For Cause", as that term is defined below, upon thirty (30)
days' written notice to Employee.

            (b) Upon the death of Employee.

            (c) If Employee shall become disabled, upon ten (10) days' written notice. Employee shall be deemed disabled within the meaning of this Agreement if as a result of sickness (including mental or related illness), accident or injury, Employee is substantially unable or it is reasonably foreseeable that Employee will be substantially unable to perform his duties to Employer for a period of six (6) consecutive months.

As used herein, the term "For Cause" shall mean: i) the conviction of a felony or any crime involving moral turpitude, or commission of any other act of dishonesty, disloyalty or fraud with respect to Employer; ii) substantial and repeated failure to perform duties as reasonably directed by Employer within the scope of this Agreement, which failure is not cured within five (5) business days of written notice thereof to Employee; and iii) gross negligence, intentional or willful misconduct or insubordination with respect to Employee's performance hereunder or for any other breach of this Agreement by Employee which is not cured within thirty (30) days after written notice thereof to Employee.

         10. Termination of Compensation. If Employee's employment terminates For Cause, Employee shall not be entitled to any compensation hereunder after such termination. Notwithstanding the termination of Employee's employment or the term of this Agreement, the parties shall be required to carry out any provisions hereof which contemplate performance by them subsequent to such termination, including:

             (a) the payment of any amounts of compensation under this Agreement then accrued but unpaid;

             (b) covenants not to compete or solicit under this Agreement; and

             (c) non-disclosure of Confidential Information (as hereinafter defined) under this Agreement. In addition, termination of this Agreement shall not affect any liability or other obligation which shall have accrued prior to termination; including, but not limited to, any liability for loss or damage on account of default under this Agreement.

If Employee's employment is terminated by Employer without cause prior to December 31, 2003, Employee shall be entitled to the following compensation upon execution of a termination of employment agreement and release: Employee shall receive an amount equal to one (1) year's base salary plus any unpaid earned bonus for the previous year, payable in one lump sum or monthly as determined by Employer in its sole discretion, plus continuation of benefits for one (1) year.

If Employee resigns prior to the expiration of the term of this Agreement, then unless otherwise agreed by the parties, Employee will receive salary and any earned bonus and benefits up until the date of resignation.

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         11. Confidential Information. Employee acknowledges that the proprietary information, observations and data [including, without limitation, business plans, technical information, contracts, customer information and client lists ("Customer Lists")] obtained by Employee while employed by Employer, concerning the business or affairs of Employer, or any other affiliate or subsidiary is confidential and proprietary (collectively, "Confidential Information"). Therefore, Employee agrees not to disclose to any unauthorized person or use for the Employee's account, whether during the term of this Agreement or after its termination, any Confidential Information without the prior written consent of Employer, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of Employee's acts or omissions or other wrongful acts or omissions. Upon request, Employee shall deliver to Employer at the termination of this Agreement, or at any other time Employer may request, all memoranda, notes, plans, records, reports, customer and client lists and other documents (and all copies thereof) relating to the Confidential Information or the business of Employer or any affiliate or any subsidiary thereof. This provision shall not apply to information deemed to be known by Employee at the time of the execution of this Agreement, including information gained by virtue of his experience and know-how.

         12. Work Product. Employee agrees that all methods, analyses, reports, plans, customer and client lists and all similar or related information which
(i) relate to Employer or any of its affiliates or subsidiaries and which (ii)
(a) are conceived, developed or made by Employee in the course of his employment by Employer or (b) are the Customer Lists or any lists developed as a result of leads arising directly or indirectly from the Customer Lists (all of the above being collectively referred to as "Work Product") belong to Employer or its affiliates or subsidiaries. Employee will perform all actions reasonably requested by Employer to establish and confirm such ownership by Employer.

         13. Non-Compete. For one (1) year following termination of employment under the terms of this Agreement, Employee covenants and agrees with Employer that Employee will not, directly or indirectly, whether acting on behalf of himself or through a corporation, partnership, joint venture or some other entity, engage in any activities or business that can reasonably be construed as directly competitive with the activities and business of the Employer, which can be described as the provision of enhanced Internet-based communication services, including but not limited to voice over Internet Protocol ("IP"), fax over IP, unified messaging and other contemplated services.

         14. Covenants Not to Solicit. For one (1) year following termination of employment under the terms of this Agreement, Employee covenants and agrees with Employer that Employee will not, directly or indirectly, whether acting on behalf of himself or through a corporation, partnership, joint venture or some other entity:

             (a) solicit any business from any client of Employer or any potential clients of Employer to which Employer or Employee made a presentation within the twelve (12) months preceding Employee's termination;

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             (b) induce or attempt to induce any employee of Employer or any of its affiliates or subsidiaries to leave the employ of Employer or any of its affiliates or subsidiaries, or in any way interfere with the relationship between Employer or any of its affiliates and subsidiaries and any employee thereof; and/or

             (c) hire directly or through another entity under the control of Employee, any person who was an employee of Employer or any of its affiliates or subsidiaries at any time during the twelve (12) months preceding Employee's termination.

         15. Board of Directors. Employer agrees that Employee shall be nominated to a seat on the Board of Directors upon beginning his employment.

         16. Miscellaneous. This Agreement expresses the entire agreement and understanding of the parties relating to the subject matter hereof, cancels and supersedes any prior negotiations, promises, agreements, representations, warranties, or understanding relating to the same subject matter, and except as specifically provided herein, shall be subject to subsequent modification only by another mutually signed written instrument which by its terms evidences an intention to modify or amend the provisions hereof. This Agreement shall be construed in accordance with the internal laws of the State of Illinois. In the event that any provision hereof is determined to be illegal or unenforceable, such determination shall not affect the validity or enforceability of the remaining provisions hereof, all of which shall remain in full force and effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All masculine terms shall include the feminine counterpart and all singular terms shall include plural and vice versa, as necessary to interpret and enforce the intent of this Agreement. All captions are included only for reference and will not constitute substantive provisions hereof. Any dispute or controversy arising out of this Agreement shall be settled exclusively by binding arbitration conducted by JAMS/Endispute, Inc. in Chicago, Illinois, in accordance with its procedures. A decision by the arbitrator shall be final and binding, and judgment may be entered the arbitrator's award in any court of competent jurisdiction. The parties shall pay their own legal fees and shall equally share the costs and fees of JAMS/Endispute, Inc.

         INTENDING TO BE LEGALLY BOUND BY THIS AGREEMENT, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                        QORUS.COM, INC.


                                        By
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                                          Patrick J. Haynes, III
                                          Senior Chairman


ACCEPTED:



------------------------------
James W. Blaisdell

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                       SCHEDULE A TO EMPLOYMENT AGREEMENT
                                   (BENEFITS)